REVOLUTIONS MEDICAL CORPORATION.
670 MARINA DRIVE, 3RD FLOOR
CHARLESTON, SC 29492

August 2, 2011

Kevin L. Vaughn
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
Form 10-K for the year ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the quarter ended March 31, 2011
Filed May 17, 2011
File No. 0-28629

Dear Mr. Vaughn:

By letter dated July 12, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s annual report on Form 10-K , originally filed on March 31, 2011 (the “Form 10-K”), and the Company’s quarterly report on Form 10-Q, originally filed on May 17, 2011.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

General

1.      We note from your response to prior comment 3 that you plan to amend your Form 10-K to correct certain errors.  We do not see where you have provided sample disclosure that provides the effect of the restatements on your financial statement line items as required by paragraphs 250-10-50-7 through 10.  Please provide us with your proposed restatement footnote that you intend to present in your restated financial statements.

RESPONSE: Included below is the background of the restatement as well as the footnotes for the restatement.  We are filing this amendment on Form 10-K/A to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, to amend and restate our financial statements and related disclosures for the period ended December 31, 2010, as discussed in the notes to the accompanying restated financial statements.

Background of the Restatement

On July 15, 2011, the Company concluded that the previously issued financial statements for the year ended December 31, 2010, are no longer reliable because they failed to incorporate and account for the proper valuation of the embedded derivative of the convertible debt instrument issued.  Additionally, the valuation of common stock issued to satisfy a liability was improperly valued which resulted in an understatement of this liability.

An explanation of the errors and the impact on the Company’s financial statements is contained in the notes to the financial statements.  The following is a brief summary of the accounting errors:

(1)
The Company failed to bifurcate the convertible debt agreement issued to Asher Enterprises, Inc. on October 19, 2010.  The above referenced agreement contains an embedded derivative that requires valuation as an embedded derivative liability on the balance sheet.  The Company initially treated the convertible debt as a conventional debt instrument that required bifurcation and a determination of fair value of the embedded derivative.  The amended Balance Sheet and Statement of Operations have been updated to reflect this change at December 31, 2010.

(2)
The Company (i) improperly valued and (ii) provided insufficient disclosure for, the issuance of common stock on December 14, 2010, to partially satisfy the judgment with the Commission involving Gifford Mabie.  Because the common stock placed in the special account is sold in small lots of 2,500 shares per day, the complete liquidation of the account would require 160 consecutive days of trading.  A valuation method for the common stock was incorrectly used based upon the previous 160 days of trading prior to the issuance of shares to the special account.  This has been corrected to value the shares based upon the 10-day average price following the date of issuance.  The amended Balance Sheet, Cash Flow Statement and Statement of Shareholder’s Equity have been updated to reflect this change at December 31, 2010.

(3)
The Company failed to include depreciation and amortization and compensation costs for options as operating expenses in the Statement of Operations.  The Company also failed to separate the exercise of warrants on the Statement of Cash Flows and Statement of Shareholder’s Equity.  These statements have been restated to reflect these changes and to correct a reconciliation error between the statements.

(4)
The Company incorrectly recorded shares of Treasury Stock Reserved as the balance of shares reserved instead of the par value of these shares reserved.  The adjustment to Treasury Stock and Paid in Capital is reflected on the amended Balance Sheet and Statement of Shareholder’s Equity.

(5)
A balance for the category “Acquired deficit of a former Minority interest now Owned 100%” was improperly recorded on both the 2008 and 2009 Statement of Shareholder’s Equity.  This balance has been corrected and is now only recognized on the 2009 Statement of Shareholder’s Equity.

(6)
Due to the significance of the prepaid consulting agreements, the amended filing reflects the material terms of the agreements as well as the valuation of the compensation expense and the services provided.

(7)	The Company incorrectly recorded the date of the report of the Company’s Independent Registered Accounting Firm as March 31, 2010. This has been corrected to March 31, 2011.

Please note, the disclosures listed in numbers (4) and (5) above will be included in the notes in the Company’s amended filing.  Please see attached Exhibit A, which shows the effect of each restatement on the financial statement line items.

2.      Additionally, we note that you continue to exclude “depreciation and amortization” and “compensation cost for options” from your operating loss.  We note from your responses to comments 5 and 6 in your letter dated May 25, 2011, that you indicated you would revise your presentation of these line items in future filings, but it does not appear that you have done so.  Please advise or revise.

RESPONSE: The attached financial statements to be submitted with the Form 10-K/A now include “depreciation and amortization” and “compensation cost for options” as operating expenses on the Statements of Operations (See Exhibit A).

Balance Sheet, Page F-3

3.      We note your response to prior comment 4.  Please explain to us if there are provisions in your contracts that allow you to recover the shares issued in the event that services have not been provided in a satisfactory manner.  Additionally please tell us how you plan to revise your disclosures in future filings regarding these contracts.

RESPONSE: At present, there are no provisions in the contract to recover the shares issued in the event that services have not been provided in a satisfactory manner.  However, the Company would have a breach of contract suit against the consultant if the services provided were not satisfactory in the Company’s view.  In addition, the Company completes due diligence prior to engaging any consultant and to date, no such situation has ever occurred.  The Company will consider adding such a provision in its future agreements with consultants.

4.      We note from your response to prior comment 5 that in accordance with your indemnification agreement, you place common stock into account in order to satisfy the judgment against Mr. Gifford Mabie.  Please explain to us how you account for the stock transfer into the account prior to its sale.  Cite any authoritative literature upon which you rely.

RESPONSE: The agreement reached with the Commission on behalf of Gifford Mabie specifies that the Company is to periodically issue shares to the special account for Gifford Mabie in order that 2,500 shares can be sold each day the market is open until the liability is satisfied.  When the 400,000 shares were placed in the special account on December 14, 2010, to be sold over the course of the next 160 days the market was open, an estimated value for these shares was determined based upon the high and low trading price over the previous 160 days. This was an estimate and not in accordance with any U.S. GAAP specific guidance.  In reviewing the amended Form 10K/A for the year ended December 30, 2008 filed with the Commission, it was stated that the value for the shares was to be determined by taking the 10-day average share price following the date of issuance.  In the Company’s amended Form 10-K/A for the year ended December 31, 2010, the value of the shares and the reduction in the liability for this settlement is based upon this method.  This change in valuation increases the amount of the liability remaining from the original filing as of December 31, 2010, by $316,000 to $740,568.80 from $424,568.80.  The remaining liability will be adjusted each quarter based upon the actual share price each day that shares are sold from the account.  A new valuation for the stock in the account but not yet sold will be taken each quarter based upon the 10-day average price prior to the end of each quarter.  Please see the attachment that shows the effect of this restatement on the financial statement line items (See Exhibit A).

5.      Additionally, we note from your response to prior comment 5 that your convertible debt agreements with Asher Enterprises allow the lender to convert at a discount of 45% of the lowest closing prices of your common stock in the ten trading days prior to conversion. Please explain to us how you evaluated and are accounting for this conversion feature under FASB ASC paragraphs 815-40-25-7 through 35.

RESPONSE: Based on our review of ASC No. 815-40-25-7-35, we note that in paragraph 815-40-25-26, the Company has concluded that this treatment as a liability classification is appropriate since, in the convertible note entered into with Asher Enterprises in October 2010, the number of shares that could be required to be delivered upon net share settlement is essentially indeterminate.  If the number of shares that could be required to be delivered to net share settle the contract is indeterminate, an entity will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net share settlement is not within the control of the entity.

The convertible debt instrument issued to Asher in October 2010, contains an embedded conversion option requiring bifurcation and fair value accounting.  The terms of the debt instrument reflect that the exercise price is based upon the lower of a (i) fixed amount or (ii) variable amount.  We believe there is an indeterminate number of shares at the commitment date and have computed a derivative liability which is required to be marked to market at each reporting period.  Additionally, a ratchet provision also exists in the debt instrument, and thus derivative liability treatment at fair value would also be required under this circumstance.

The following disclosure will be included with Company’s amended Form 10-K/A for the year ended December 31, 2010, regarding the treatment of the convertible debt note with Asher Enterprises:

Asher Enterprises, Inc.

On October 19, 2010, the Company issued an 8% secured convertible note (the “October 2010 Note”) in the amount of $125,000 to Asher Enterprises, Inc. (“Asher”).  The principal and accrued interest is payable on July 21, 2011, or such earlier date as defined in the agreement.  The note is convertible by Asher at any time after the six month anniversary of the issue date and by the Company at any time after issue with conversion periods as defined in the agreement.  The note is convertible into shares of the Company’s common stock at a price of 55% of the average of the three lowest trading prices of the stock during the ten trading day period ending one day prior to the date of conversion.  Asher is not entitled to convert any portion of an October 2010 Note to the extent that the shares to be issued in connection therewith would cause Asher’s beneficial ownership of the Company’s common stock to exceed 4.99% of the outstanding shares of the Company’s common stock.  Because of the operation of the floating conversion price and the limitation on the ability of Asher to convert as described above, the Company is unable to determine at any time that number of shares into which Asher could convert the October 2010 Note.

The October 2010 Note contains customary representations and warranties, customary affirmative and negative covenants, customary anti-dilution provisions, and customary events of default that entitle Asher to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the October 2010 Note.  A default on the October 2010 Note could lead to certain penalties, including an obligation to (a) pay all of the following, plus an additional 50% of (i) default interest, (ii) other monetary penalties, and (iii) the outstanding balance on the October 2010 Note currently has a balance of $125,000.

Asher is entitled to have all shares issued upon conversion of the October 2010 Note listed upon each national securities exchange or other automated quotation system, if any, upon which shares of the Company’s common stock are then listed.

The Company accounts for the fair value of the conversion features in accordance with ASC Topic No. 815-15 “Derivatives and Hedging; Embedded Derivatives” (“Topic No. 815-15”).  Topic No. 815-15 requires the Company to bifurcate and separately account for the conversion features as an embedded derivative contained in the Company’s convertible debt.  The Company is required to carry the embedded derivative on its balance sheet at fair value and account for any unrealized change in fair value as a component of results of operations.  The Company valued the embedded derivative using the Black-Scholes pricing model.  The fair value upon issuance of the October 2010 Note of $173,299.87 was recorded as a derivative liability.  A discount to the convertible debt principal was recorded for $125,000 and a derivative expense was recorded for $48,299.87.  Amortization of debt discount amounted to $33,181.82 for the three months ended December 31, 2010.  As of December 31, 2010, the Company recognized a gain in the fair value of the embedded derivative of $12,640.81 and reduced the embedded derivative liability by this same amount.  The derivative liability in the October 2010 Note will be revalued each reporting period using the Black-Scholes model.

The Black-Scholes model was valued with the following inputs:

•
Stock Price – The Stock Price was based on the average closing price of the Company’s common stock in the three days prior to the valuation date.  The valuation date can either be the date of issuance of the convertible debt note or the last day of a reporting period (the “Valuation Date”).  Stock prices ranged from $0.45 to $0.47 in this period with an average stock price of $0.46.

•	Variable Conversion Price – The variable conversion price was based on 55% of the average of the three lowest stock prices out of the last 10 trading days prior to the Valuation Date.

•	Time to Maturity – The time to maturity was determined based on the length of time between the Valuation Date and the maturity of the debt.

•
Risk Free Rate – The risk free rate was based on the one year treasury note rate as of the Valuation Dates with term commensurate with the remaining term of the debt.  The risk free rate as of the commitment date was 0.22%.

•	Volatility – The volatility was based on the historical volatility of the Company.

Statements of Stockholders Equity, page F-7

6.      We note your response to prior comment 8.  Please address the following:

•	Explain to us how you valued and accounted for the 12,208 shares you issued to acquire the minority interest of Clear Image.

•	Explain to us how you determined the fair value of the remaining portion of the minority interest.

•
Additionally we note that you credited goodwill in the amount of $209,776 as a result of this transaction.  Please explain to us when this goodwill was originally recorded in your financial statements and your basis for crediting goodwill in this transaction.  Cite any authoritative literature upon which you are relying.

RESPONSE: When the Company acquired the controlling interest of Clear Image (“CI”) in March 2007, the Company’s stock was trading at $0.40 per share and such price was used as the basis for determining the value of the acquisition.  CI did not have any assets that were acquired during this transaction.

The primary purpose of the acquisition was to obtain the MRI technology that CI had been developing and expensing as required by GAAP.  In order to obtain a value for this technology, the Company and CI agreed the value would be based on the amount actually expensed by CI in research and development costs for the MRI technology.

When the acquisition of the controlling interest was completed, the Company initially recorded an intangible asset for the MRI technology acquired because Company felt there could be potential other uses for this technology.  After looking at the possibilities for this technology it was found there was no other use for it without major modifications.  The Company, in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No.2 to Business Combinations Accounted for by the Purchase Method” and Statement of Financial Accounting Standards No. 2 “Accounting for Research and Development Costs,” which require research and development costs to be expensed if there are no alternative uses.

The valuation of the minority interest was based on the same share price as was offered in March 2007, $0.40 per share.  The Company’s stock was trading around $0.20 in December 2008, but since the remaining stockholders of CI wanted to sell their stock for the same price as the original selling stockholders it was agreed to.  Using the original stock price of $0.40 per share resulted in an additional amount of $4,883 to be recorded in the capital accounts.

As of December 31, 2008, CI had a deficit in the minority interest of $209,776.  When the acquisition of the minority interest was completed in the first quarter of 2009, the Company reduced its goodwill by $209,776 to reflect the actual goodwill related to the MRI technology.

Although there were two steps in acquiring 100% of the outstanding stock of CI, it was not structured as a step acquisition.  The amounts reflected in the Company’s consolidated financial statements for the year ended December 31, 2008 were not provisional amounts.  However, FASB No. 141, now codified as part of Topic 805 “Business Combinations” re-measure its previously held equity interest as shown below.

805-10-25-10 In a business combination achieved in stages, the acquirer shall re-measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.  In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income (for example, because the investment was classified as available for sale).  If so, the amount that was recognized in other comprehensive income shall be reclassified and included in the calculation of gain or loss as of the acquisition date.

Topic 850 also requires the acquirer to consider all pertinent factors about information obtained after the acquisition date to determine if there should be adjustment to the provisional amounts reported.  As stated above, the amounts originally reported by the Company in its financial statements were not provisional because at the time of acquiring the controlling interest in March 2007, the Company did not plan to acquire the remaining minority interest.  Even though the paragraph below refers to provisional amounts, we feel it also applies in this instance because after considering all the pertinent factors after both the original and subsequent acquisition it was determined the value being reported was not proper.  Therefore, an adjustment was made to goodwill and paid in capital to more accurately reflect the truer value of acquiring all the outstanding stock of CI.

805-10-30-2 The acquirer shall consider all pertinent factors in determining whether information obtained after the acquisition date should result in an adjustment to the provisional amounts recognized or whether that information results from events that occurred after the acquisition date. Pertinent factors include the time at which additional information is obtained and whether the acquirer can identify a reason for a change to provisional amounts.

The following paragraph contains the description reported in the financial statements of the Company concerning the original acquisition of 62.2% of CI’s outstanding stock and the subsequent acquisition of the remaining minority interest of CI’s stock.

In December 2008, the Company acquired the minority interest of Clear Image Acquisition Corporation (“Acquisition Corp”).  The Company had previously acquired 62.2% of Acquisition Corp as part of the acquisition of CI in March 2007.  The purchase price for the remaining minority interest of Acquisition Corp, excluding transaction costs, included a stock payment of 12,208 shares of the Company’s common stock at closing.

On March 26, 2007, the Company completed the acquisition of Acquisition Corporation in exchange for 8,273,788 shares of the Company’s common stock.  Acquisition Corp. is a company that was formed by certain shareholders of CI in order to assemble a control block of the shares of CI for the purposes of such a transaction.  The sole asset of Acquisition Corp. was a block of 8,260,139 shares of the common stock of CI, a development stage company which is developing certain proprietary and patent pending technology related to color MRI scans. The block of Clear Image shares owned by Acquisition Corp represented 62.2% of Clear Image’s outstanding common stock. By acquiring Acquisition Corp, RevMed has acquired control of Clear Image, Inc. as a partially-owned subsidiary.

In determining the number of shares to be exchanged by the Company for the shares of CI shares held by Acquisition Corp., the Board based the transaction value on the funds expended by CI for the color MRI technology in its then current state, using a value of forty Cents ($0.40) per share, which was the average market value when the acquisition agreement was signed in January 2007.  During the third quarter of 2007, it was determined that the accounting treatment for the transaction should be accounted for in accordance with FASB Interpretation No. 4. “Applicability of FASB Statement No.2 to Business Combinations Accounted for by the Purchase Method” and Statement of Financial Accounting Standards No. 2 “Accounting for Research and Development Costs.” which require research and development costs to be expensed if there are no alternative uses.  Accordingly, the Company recorded goodwill of $23,274 and an expense of $3,309,515.

The shareholders of Acquisition Corp. did not receive a larger portion of the voting rights in the Company, the surviving company, because of the Company’s outstanding preferred stock (See Note 5. “Preferred Stock and Common Stock Transactions”), so the transaction did not require the use of recapitalization or reverse merger accounting.  The Company plans to pay the minimal costs of Acquisition Corp’s liquidation and dissolution.

Prior to the Company’s acquisition of Acquisition Corp., the Company’s officer and directors were directors and shareholders of CI and, along with other shareholders, contributed their CI shares to Acquisition Corp.  In connection with the Company’s acquisition of Acquisition Corp., Ron Wheet, the Company’s Chief Executive Officer and Director, received 2,286,000 shares of the Company’s restricted common stock; Dr. Beahm, a Director, received 1,599,125 shares of the Company’s restricted common stock; and Mr. O’Brien, a Director, received 1,645,625 shares of the Company’s restricted common stock.

Form 10-Q for the quarter ended March 31, 2011

Note 1 – Summary of Significant Accounting Policies, page 7

7.      We note your response to prior comment 13.  Please explain to us how you intend to modify your disclosure in future filings in response to this comment.

RESPONSE:  For future filings, the following disclosure will be included regarding equity based compensation:

Equity-Based Compensation. The Company accounts for equity based compensation transactions with employees under the provisions of ASC Topic No. 718, “Compensation: Stock Compensation” (“Topic No. 718”).  Topic No. 718 requires the recognition of the fair value of equity-based compensation in net income.  The fair value of common stock issued for compensation is measured at the market price on the date of grant.  The fair value of the Company’s equity instruments, other than common stocks, is estimated using a Black-Scholes option valuation model.  This model requires the input of highly subjective assumptions and elections including expected stock price volatility and the estimated life of each award.  In addition, the calculation of equity-based compensation costs requires that the Company estimate the number of awards that will be forfeited during the vesting period.  The fair value of equity-based awards granted to employees is amortized over the vesting period of the award and the Company elected to use the straight-line method for awards granted after the adoption of Topic No. 718.

The Company accounts for equity based transactions with non-employees under the provisions of ASC Topic No. 505-50,“Equity-Based Payments to Non-Employees” (“Topic No. 505-50”). Topic No. 505-50 establishes that equity-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of common stock issued for payments to non-employees is measured at the market price on the date of grant. The fair value of equity instruments, other than common stock, is estimated using the Black-Scholes option valuation model. In general, the Company recognizes an asset or expense in the same manner as if it was to receive cash for the goods or services instead of paying with or using the equity instrument.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer

EXHIBIT A
AUDITED FINANCIAL STATEMENTS

PART F/S

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

Independent Registered Public Accounting Firm	F-2

Balance Sheets At December 31, 2010 and 2009	F-3

Statements Of Operations From Inception (August 16, 1996) Through December 31, 2010 And For The Years Ended December 31, 2010 and 2009	F-4

Statements Of Cash Flows From Inception (August 16, 1996) Through December 31, 2010 And For The Years Ended December 31, 2010 and 2009	F-5 - F-6

Statements Of Shareholders' Equity From Inception (August 16, 1996) Through December 31, 2010	F-7 - F-13

Notes to Financial Statements	F-14 - F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Revolutions Medical Corporation:

We have audited the accompanying consolidated balance sheets of Revolutions Medical Corporation (formerly Maxxon, Inc.) (a development stage company) for the years ended December 31, 2010 and 2009, and the related statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2010 end 2009 and for the period from December 16, 1996 (inception) to December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revolutions Medical Corporation as of December 31, 2010, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009 and for the period from December 16, 1996 (inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Hood Sutton Robinson & Freeman CPAs, P. C

Hood Sutton Robinson & Freeman CPAs, P. C.
Certified Public Accountants

March 30, 2011
Tulsa, Oklahoma

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

BALANCE SHEET
December 31, 2010 and 2009

	December 31, 2010 (As Restated See Note 10)	December 31, 2009
ASSETS
CURRENT ASSETS
Cash	$69,517	$67,228
Other Current Assets	303,756
Fixed Assets	812,478	36,151
Goodwill	48,277	52,672

TOTAL ASSETS	$1,234,028	$156,051

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$399,151	$133,388
Accrued Salaries	246,225	461,449
Embedded Derivative Liability	160,659
Notes Payable and Accrued Interest	775,073	10,000

Total current liabilities	1,581,108	604,837

Total liabilities	1,581,108	604,837

Minority Interest	--	--

SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value,
5,000,000 shares authorized; 1,500,000 shares
issued and outstanding	1,500	1,500
Common stock, $0.001 par value,
250,000,000 shares authorized; 42,869,909 and
35,197,891 shares issued and outstanding at
December 31, 2010 and 2009, respectively	42,869	35,198
Treasury Stock	(969)
Paid in capital	25,061,271	22,515,983
Deficit accumulated during the development stage	(25,451,751)	(23,001,467)

Total shareholders’ equity	(347,080)	(448,786)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	$1,234,028	$156,051

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
 (A Development Stage Company)

STATEMENTS OF OPERATIONS
From Inception (August 16, 1996) Through December 31, 2010 and
For The Years Ended December 31, 2010 and 2009

	FROM INCEPTION (AUGUST 16, 1996) THROUGH DECEMBER 31, 2010	YEAR ENDED DECEMBER 31, 2010 (As Restated See Note 10)	YEAR ENDED DECEMBER 31, 2009

Investment Income	$170,753	$--	$--
Other Income	16,498	16,498	--
	187,251	16,498	--
EXPENSES
Research and development	2,843,406	257,350	303,000
Depreciation and Amortization	85,117	6,048
Transaction (See Note 3)	3,309,515	--	--
General and administrative	19,237,274	2,109,556	541,674

Total operating expenses	25,475,312	2,372,954	844,674

Operating loss	(25,300,702)	(2,360,314)	(844,674)

Interest income	17,276	--	--

Interest expense	163,968	41,671	--

Gain on disposal of assets	794	--	--

Gain on extinguishment of debt	(152,914)	--	(163,312)

Embedded Derivative Expense	48,299	48,299

Net loss before minority interest	(25,635,174)	(2,450,284)	(2,463,751)

Minority Interest in Subsidiary Loss	(183,422)	--	--

Net loss from operations	$(25,451,751)	$(2,450,284)	$(2,463,751)

Weighted average shares outstanding	36,805,472	36,762,006	31,848,172

Net loss per share (Note 1)	$(0.69)	$(0.07)	$(0.08)

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
From Inception (August 16, 1996) Through December 31, 2010 and
 For The Years Ended December 31, 2010 and 2009

	FROM INCEPTION (AUGUST 16,1996) THROUGH DECEMBER 31, 2010	YEARS ENDED
		DECEMBER 31, 2010 (Restated)	DECEMBER 31, 2009
OPERATING ACTIVITIES
Net loss	$(25,451,752)	$(2,450,284)	$(2,463,751)
Plus non-cash charges to earnings:
Stock compensation expense	2,018,280		1,452,231
Depreciation and amortization	85,107	6,049	3,534
Purchase R&D - Clear Image	3,309,514	-	--
Common stock issued for services	4,814,142	560,773	636,041
Preferred stock issued for services	270,000	-	250,000
Expenses paid by third parties	57,134	-	-
Contribution of services by officer and employees	799,154	-	-
Services by officer and employees paid for
with non-cash consideration	167,500	-	-
Compensation cost for option price reduction	50,000	-	-
Amortization of compensation cost for options
granted to non-employees and common stock
issued for services	1,775,577	-	-
Allowance for doubtful accounts	50,900	-	-
Gain on extinguishment of debt	(10,398)	-	-
Write-off of Notes Receivable	14,636	-	-
Write-off of Notes Payable	(8,239)	-	-
Write-off of organizational costs	3,196	-	-
Write-off of zero value investments	785,418	-	-
Write-off of leasehold improvements and computer equipment	2,006	-	-
Compensation costs for stock options and warrants
granted to non-employees	1,205,015	-	-
Change in working capital accounts:
(Increase) decrease in receivables from related parties	(94,105)	(25,205)	(4,395)
(Increase) decrease in goodwill	(23,276)	-	-
(Increase) decrease in other receivables	(450,938)	(274,361)	-
Increase (decrease) in accrued salaries and consulting	(21,172)	(215,224)	(696,655)
Increase (decrease) in accrued interest	92,500	1,323	-
Increase (decrease) in accounts payable and accrued liabilities	2,413,169	1,188,405	(333,294)

Total operating activities	(8,105,551)	(1,208,524))	(1,156,289)

INVESTING ACTIVITIES
Purchase of equipment and furnishings	(889,102)	(782,375)	(39,685)
Investment in syringe patent development	(35,000)	-	(25,000)
Investment in Ives Health Company	(251,997)	-	-
Investment in The Health Club	(10,000)	-	-
			-
Total investing activities	(1,186,099)	(782,375)	(64,685)

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF CASH FLOWS (Continued)
From Inception (August 16, 1996) Through December 31, 2010 and
 For The Years Ended December 31, 2010 and 2009

	FROM INCEPTION (AUGUST 16,1996) THROUGH DECEMBER 31, 2010	YEARS ENDED
		DECEMBER 31, 2010(Restated)	DECEMBER 31, 2009
FINANCING ACTIVITIES
Loans from shareholders	15,707	1,800	-
Repayment of loans from shareholders	(8,005)	-	-
Repayments of Promissory Notes	57,325	-	(133,429)
Common stock subscribed	546,500	-	512,500-
Sale of preferred stock for cash:	(1,000)	-	-
Sale of common stock for cash:
To third-party investors (prior to merger)	574,477	-	-
To third-party investors	5,540,643	1,529,991	345,634
From exercise of stock options and warrants	2,318,168	96,200	558,701
Less: Issue Costs	(102,318)	-	-
Common Stock issued for payment of debt	366,166	366,166
Convertible debentures issued for cash	355,000		-
Payment of exclusive license note payable	(100,000)	-	-
Treasury Stock	(969)	(969)
Total financing activities	9,561,694	1,993,188	1,283,406
Minority interest	(197,567)	-	-
Change in cash	2,289	2,289	64,432
Cash at beginning of period	67,228	67,228	4,796
Cash at end of period	$69,517	$69,517	$67,228

Supplemental disclosure of cash flow information:
Cash paid for interest and taxes during the period	57,571	-	-

Non-cash financing and investing activities:
Investment in Globe Joint Venture	(637,566)	-	-
Common stock issued to founders	7,000	-	-
Common stock issued in connection with merger
with Cerro Mining Corporation	300	-	-
20 to 1 reverse stock split	138,188	-	-
Common stock issued in Ives merger	346,262	-	-
Common stock subscriptions	69,800	-	-
Capitalized compensation cost for options granted	1,487,700	-	-
Common stock issued in exchange for promissory note	676,500	-	-
Common stock issued for payment of debt	152,553	-	-
Common stock issued for convertible debentures	465,660	275,000	-
Common stock issued for services	1,486,130	560,773	-
Common stock issued to pay Ives debt	27,000	-	-
Common stock issued to Clear Image shareholders under short form merger	12,208	-	-

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY
From Inception (August 16, 1996) Through December 31, 2010 (As restated)

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Paid-In Capital	Deficit Accumulated during the Development Stage	Subscription Receivable	Total
Balance at Inception
(August 16, 1996)	-	-	-	-	-	-	-	-
Cerro Mining/Maxxon-
OK Merger:
Cerro Mining	-	-	531,000	531	(231)	-	-	300
Maxxon-OK:
Shares issued to founders	-	-	7,000,000	7,000	-	-	-	7,000
Shares sold
for cash to third-party investors	-	-	578,000	578	573,899	-	-	574,477
Ives Transactions:
Investment in Ives
Health Company	-	-	311,240	311	310,951	-	-	311,261
Investment in The
Health Club	-	-	35,000	35	34,965	-	-	35,000
Conversion of
Ives Debt	-	-	18,513	19	26,981	-	-	27,000
Issuance of Common
Stock for:
Cash from third-party investors	-	-	218,569	219	353,501	-	-	353,720
Cash from related party
Promissory Notes	-	-	64,500	65	128,935	-	-	129,000
Subscriptions Receivable	-	-	52,757	53	69,747	-	-	(69,800)
Services Rendered	-	-	90,499	90	173,337	-	-	173,427
Debentures Converted	-	-	102,673	103	74,897	-	-	75,000
Net Income (Loss) at
December 31, 1997	-	-	-	-	-	(795,376)	-	(795,376)

Balance at December 31, 1997	-	-	9,002,751	9,003	1,746,982	(795,376)	(69,800)	890,808
Issuance of Common
Stock for:
Conversion of Ives
Debt	-	-	44,827	45	54,955	-	-	55,000
Cash from third-
party investor	-	-	50,000	50	90,950	-	-	91,000
Options exercised by
third-parties for cash	-	-	545,867	546	359,354	-	-	359,900
Options exercised by
third-parties for services	-	-	24,133	24	18,076	-	-	18,100
Services Rendered by
third-parties	-	-	988,007	988	573,560	-	-	574,549
Debentures Converted by
third parties	-	-	548,574	549	274,451	-	-	275,000
Settlement with
related party	-	-	350,000	350	-	-	-	350
Certificates canceled:	-	-	(91,572)	(92)	(40,173)	-	-	(40,265)
Value of Services
Contributed
by Officer and Employees	-	-	-	114,154		-	-	114,154
Compensation Cost
for Stock Options Granted
To Non-Employees	-	-	-	-	918,187	-	-	918,187
Cancellation of
Subscriptions
Receivable from related party	-	-	-	-			69,800	69,800
Net Income (Loss) at
December 31, 1998	-	-	-	-	-	(2,584,383)	-	(2,584,383)
Balance at December 31, 1998	-	-	11,462,587	11,463	4,110,497	(3,379,759)	0	742,201

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY
From Inception (August 16, 1996) Through December 31, 2010

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Paid-In Capital	Deficit Accumulated during the Development Stage	Subscription Receivable	Total
Issuance of Common
Stock for:
Cash from third-party investor	-	-	390,693	390	342,034	-	-	342,424
Less: Issue Costs	-	-	-	-	(16,743)	-	-	(16,743)
Options exercised by
third-parties for cash	-	-	300,000	300	149,700	-	-	150,000
Services Rendered by
third-parties	-	-	164,069	164	166,579	-	-	166,743
Value of Services
Contributed by Officer and Employees	-	-	-	-	280,000	-	-	280,000
Compensation Cost for Stock
options Granted to Non-Employees	-	-	-	-	89,728	-	-	89,728
Net Income (Loss)
at December 31, 1999	-	-	-	-	(1,014,555)	-	-	(4,014,555)
Balance at December 31, 1999	-	-	12,317,349	12,317	5,121,795	(4,394,314)	0	739,798
Issuance of Common
Stock for:
Cash from third-party investor	-	-	862,776	863	249,525	-	-	250,388
Less: Issue CostsValue of Services
Contributed by Officer and Employees	-	-	-	-	405,000	-	-	405,000
Net Income (Loss) at
December 31, 2000	-	-	-	-		(1,347,859)	-	(1,347,859)
Balance at December 31, 2000	-	-	13,180,125	13,180	5,776,320	(5,742,173)	0	47,327
Issuance of Common
Stock for:
Cash from third-party investor	-	-	6,558,333	6,558	1,598,142	-	-	1,604,700
Purchased by Employees	-	-	3,650,000	3,650	543,850	-	(547,500)	-
Issued for Repayment of Debt	-	-	50,000	50	7,450	-	-	7,500
Less: Issue Costs	-	-	-	-	(85,575)	-	-	(85,575)
Services Rendered by
third-parties	-	-	450,000	450	422,000	-	-	422,450
Compensation Cost of stock issued
and options granted for services	-	-	200,000	200	1,487,500	-	-	1,487,700
Compensation Cost of stock issued
and options granted for services
to be amortized	-	-	-	-	(1,048,754)	-	-	(1,048,754)
Net Income (Loss) at
December 31, 2001	-	-	-	-	(2,199,085)	-	-	(2,199,085)
Balance at December 31, 2001	-	-	24,088,458	24,088	8,700,933	(7,941,258)	(547,500)	236,263
Issuance of Common
Stock for:
Cash from third-party investor	-	-	3,625,000	3,625	358,875	-	-	362,500
Exercise of Options	-	-	2,006,822	2,007	(2,007)	-	-	-
Payment towards
promissory note balances	-	-	-	-	-	-	102,803	102,803
Amortized Compensation
Cost of stock issued and options
granted for services	-	-	-	-	759,795	-	-	759,795

Compensation Cost of stock issued
and options granted for services	-	-	1,200,000	1,200	323,300	-	-	324,500
Net Income (Loss) at
December 31, 2002	-	-		--	-	(1,933,676)	-	(1,933,676)
Balance at December 31, 2002	-	-	30,920,280	30,920	10,140,896	(9,874,934)	(444,697)	(147,815)

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)
From Inception (August 16, 1996) Through December 31, 2010

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Paid-In Capital	Deficit Accumulated during the Development Stage	Subscription Receivable	Total
Issuance of Common Stock for:
MPI settlement costs of stock issued and options granted for services	--	--	1,140,000	1,140	139,560	--	--	140,700
Compensation cost of stock issued and options granted for services	--	--	7,000,000	7,000	133,000	--	--	140,000
Amortized compensation cost of stock issued and options granted for services	--	--	--	--	288,959	--	--	288,959
Indemnification cost of stock issued and options granted for services	--	--	4,000,000	4,000	76,000	--	--	80,000
Payment towards promissory note balances	--	--	--	--	--	69,201		69,201
Net Income (Loss) at December 31, 2003	--	--	--	--	--	(1,391,518)	--	(1,391,519)
Balance at December 31, 2003	--	--	43,060,280	43,060	10,778,415	(11,266,452)	(375,496)	(820,473)
Issuance of Common Stock for:
Cash from third- party investor	--	--	100,000	100	4,900	--	--	5,000
Exercise of Options	--	--	5,866,000	5,866	248,234	--	--	254,100
Exercise of Warrants	--	--	1,462,000	1,462	71,638	--	(1,000)	72,100
Compensation cost of stock issued for services	--	--	32,850,000	32,850	881,150	--	--	914,000
Payment towards promissory note balances	--	--	--	--	--	--	18,750	18,750
Net Income (Loss) at December 31, 2004	--	--	--	--	--	(1,552,008)	--	(1,552,008)
Balance at December 31, 2004	--	--	83,338,280	83,338	11,984,337	(12,818,460)	(357,746)	(1,108,531)
Issuance of Common Stock for Cash:
From third-party investors	--	--	13,039,187	13,039	277,661	--	--	290,700
From the exercise of options	--	--	1,800,000	1,800	43,200	--	--	45,000
Issuance of Common Stock for Subscription	--	--	5,200,000	5,200	28,800	--	(34,000)	--
Common stock issued for services	--	--	21,250,000	21,250	455,250	--	--	476,500
Common stock issued pursuant to Joint Venture	--	--	5,833,331	5,833	132,000	--	--	137,833
Value of warrants granted pursuant to Joint Venture	--	--	--	--	499,733	--	--	499,733
Value of options granted for services	--	--	--	--	130,900	--	--	130,900
Reclassification of receivables against amounts owed	--	--	--	--	--	--	357,746	357,746
Net Income (Loss) at December 31, 2005	--	--	--	--	--	(1,310,783)	--	(1,310,783)
Balance at December 31, 2005	--	--	130,460,798	130,460	13,551,881	(14,129,243)	(34,000)	(480,902)

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)
From Inception (August 16, 1996) Through December 31, 2010

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Paid-In Capital	Deficit Accumulated during the Development Stage	Subscription Receivable	Total
Issuance of Common Stock:
From the exercise of options for services	--	--	1,000,000	1,000	--	--	--	1,000
From the exercise of options for cash	--	--	3,000,000	3,000	72,000	--	--	75,000
From the exercise of warrants	--	--	6,000,000	6,000	--	--	--	--
Payment of Common Stock Subscription	--	--	--	--	--	--	34,000	34,000
Common Stock issued for services	--	--	5,500,000	5,500	102,000	--	--	107,500
Preferred Stock issued for services	1,000,000	1,000	--	--	19,000	--	--	19,000
Capital contributed by shareholder	--	--	--	--	3,000	--	--	3,000
Cancellation of Joint Venture with Globe	--	--	--	--	(625,066)	--	--	(625,066)
Common stock issued to Globe then returned to treasury	--	--	(500,000)	(500)	(12,000)	--	--	(12,500)
Compensation cost for option price reduction	--	--	--	--	50,000	--	--	--
Net Income (Loss) a December 31, 2006	--	--	--	--	--	(598,302)	--	(598,302)
Balance at December 31, 2006	1,000,000	1,000	145,460,798	145,460	13,160,815	$(14,727,545)	--	(1,427,270)
From the exercise of Issuance of Common Stock:
Reverse stock split (1 for 20)	--	--	(138,187,826)	(138,188)	138,188	--	--	--
Sale of common stock for cash:	--	--	845,000	845	299,155	--	--	300,000
Issuance of common stock for Clear Image stock	--	--	8,273,788	8,274	3,301,241	--	--	3,309,515
Stock compensation	--	--	--	--	223,246	--	--	223,246
Issuance of Common Stock:
From the exercise of options for cash	--	--	125,000	125	9,875	--	--	10,000
warrants	--	--	345,662	346	6,568	--	--	6,914
Common Stock issued for services	--	--	1,225,000	$1,225	388,775	--	--	390,000
Issuance of restricted stock	--	--	40,000	40	$9,960	--	--	10,000
Net Income (Loss) at December 31, 2007	--	--	--	--	--	$(4,475,017)	--	(4,475,017)
unknown	--	--	--	--	--	--	--	(7,000)
BALANCE AT DECEMBER 31, 2007	1,000,000	1,000	18,127,422	$18,127	$17,537,824	$(19,202,563)	--	$(1,645,612)

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)
From Inception (August 16, 1996) Through December 31, 2010

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Paid-In Capital	Deficit Accumulated during the Development Stage	Subscription Receivable	Total
From the exercise of Issuance of Common Stock:
Sale of common stock for cash:	--	--	4,720,978	$4,722	300,101	--	--	304,823
Issuance of Common Stock:
From the exercise of options for cash	--	--	2,300,000	2,300	395,317	--	--	397,617
Common Stock issued for services	--	--	1,419,704	1,419	258,501	--	--	259,920
Common Stock issued for repayment of debt	--	--	271,491	271	132,759	--	--	133,030
Common Stock issued to Clear Image investors to participate in the merger	--	--	43,600	44	12,164	--	--	12,208
Stock compensation	--	--	--	--	342,801	--	--	342,801
Acquired deficit of former Minority interest now Owned 100%	--	--	--	--	--	--	--	--
Net Income (Loss) at December 31, 2008	--	--	--	--	--	(1,335,154)	--	(1,335,154)
BALANCE AT DECEMBER 31, 2008	1,000,000	$1,000	26,883,195	$26,883	$18,769,691	$(20,537,771)	--	$(1,740,143)

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)
From Inception (August 16, 1996) Through December 31, 2010

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Paid-In Capital	Deficit Accumulated during the Development Stage	Subscription Receivable	Total
From the exercise of Issuance of Common Stock:
Sale of common stock for cash:	--	--	7,954,424	$7,954	1,495,751	--	--	1,503,705
From the exercise of options for cash	--	--	6,751,250	6,751	2,367,789	--	--	2,374,540
Preferred Stock issued for services	1,500,000	1,500	--	--	268,500	--	--	268,500
Common Stock issued for services	--	--	2,049,704	2,049	587,171	--	--	589,220
Common Stock issued for repayment of debt	--	--	271,491	271	132,759	--	--	133,030
Common Stock issued to Clear Image investors to participate in the merger	--	--	43,600	44	12,164	--	--	12,208
Stock compensation	--	--	--	--	342,801	--	--	342,801
Acquired deficit of former Minority interest now Owned 100%	--	--	--	--	(209,776)	--	--	(209,776)
Net Income (Loss) at December 31, 2009	--	--	--	--	--	(2,463,751)	--	(2,463,751)
BALANCE AT DECEMBER 31, 2009	1,500,000	$1,500	35,197,891	$35,198	$22,515,983	$(23,001,468)	--	$(448,786)

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)
From Inception (August 16, 1996) Through December 31, 2010

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Paid-In Capital	Deficit Accumulated during the Development Stage	Treasury Stock Reserved	Total
From the exercise of Issuance of Common Stock:
Sale of common stock for cash:	--	--	4,810,287	$4,810	1,525,181	--	--	1,529,991
From the exercise of options for cash	--	--	150,000	150	37,350	--	--	37,500
From exercise of warrants for cash	--	--	117,400	117	58,583	--	--	58,700
Common Stock issued for services	--	--	2,194,890	2,195	558,578	--	--	560,773
Common Stock issued for repayment of debt	--	--	799,441	799	365,367	--		366,166
Common Stock issued to Clear Image investors to participate in the merger	--	--	--	--	--	--	--	--
Treasury Stock	--	--	--	--	--	--	(969)	(969)
Acquired deficit of former Minority interest now Owned 100%	--	--	--	--	--	--	--	--
Net Income (Loss) at December 31, 2010	--	--	--	--	--	(2,450,284)	--	(2,450,284)
BALANCE AT DECEMBER 31, 2010	1,500,000	$1,500	42,869,909	$42,869	$25,061,270	$(25,451,751)	$(969)	$(347,080)

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
 (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
 DECEMBER 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Revolutions Medical Corporation, a Nevada corporation, (“the Company” or “RevMed”) has been endeavoring to design, develop and commercialize auto retractable vacuum safety syringes.  Our present product development effort is focused on the RevVac Auto Retractable Vacuum Safety Syringe, which is designed specifically to reduce accidental needle stick injuries and lower the spread of blood borne diseases.  The Company also has developed a suite of proprietary MRI software tools; RevColor, Rev3D, RevDisplay, and RevScan.  These tools are designed to enhance general diagnostic confidence through education and research use and in the future we believe will have specific commercial applications.

On March 26, 2007, RevMed completed the acquisition of Clear Image Acquisition Corporation (“Acquisition Corp.”) in exchange for 8,273,788 shares of RevMed common stock.  Acquisition Corp is a company that was formed by certain shareholders of Clear Image, Inc. (“Clear Image”) in order to assemble a control block of the shares of Clear Image for the purposes of such a transaction. The sole asset of Acquisition Corp was a block of 8,260,139 shares of the Common Stock of Clear Image, a development stage company which is developing certain proprietary and patent pending technology related to color MRI scans. The block of Clear Image shares owned by Acquisition Corp represented 62.2% of Clear Image’s outstanding common stock.

During the fourth quarter of 2008, the Company commenced a short form merger to acquire the remaining minority interest in Clear Image.  This short form merger was completed by December 2, 2008.  The Company now owns 100% of the former Clear Image.  Clear Images assets have been consolidated on our books and all inter-company transactions have been eliminated.

Development Stage Company

Since its inception in 1996, the Company has been considered a development stage enterprise for financial reporting purposes as significant efforts have been devoted to raising capital and to research and development of various safety syringes and its proprietary MRI software tools.

Cash and Cash Equivalents

The Company considers highly liquid investments (those readily convertible to cash) purchased with original maturity dates of three months or less to be cash equivalents.

Stock-based Compensation

The Company accounts for equity based compensation transactions with employees under the provisions of ASC Topic No. 718, “Compensation: Stock Compensation” (“Topic No. 718”).  Topic No. 718 requires the recognition of the fair value of equity-based compensation in net income.  The fair value of common stock issued for compensation is measured at the market price on the date of grant.  The fair value of the Company’s equity instruments, other than common stocks, is estimated using a Black-Scholes option valuation model.  This model requires the input of highly subjective assumptions and elections including expected stock price volatility and the estimated life of each award.  In addition, the calculation of equity-based compensation costs requires that the Company estimate the number of awards that will be forfeited during the vesting period.  The fair value of equity-based awards granted to employees is amortized over the vesting period of the award and the Company elected to use the straight-line method for awards granted after the adoption of Topic No. 718.

The Company accounts for equity based transactions with non-employees under the provisions of ASC Topic No. 505-50,“Equity-Based Payments to Non-Employees” (“Topic No. 505-50”). Topic No. 505-50 establishes that equity-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of common stock issued for payments to non-employees is measured at the market price on the date of grant. The fair value of equity instruments, other than common stock, is estimated using the Black-Scholes option valuation model. In general, the Company recognizes an asset or expense in the same manner as if it was to receive cash for the goods or services instead of paying with or using the equity instrument.

On July 1, 2010 the Company entered into a series of consulting agreements to perform marketing services for the company as it begins to enter into the production stage for the RevVac safety syringe. Consults are obligated under the contract to promote the product within various spheres of influence. These spheres of influence include, but are not limited to, medical product distributors, hospitals, doctors and government agencies.

Consults are issued options at a discount to the market price at the day of issuance. These options must be exercised within a 10 day window from the time of issuance. The consultants therefore are committed to purchasing these options in order to enter into the consultant agreement and are obligated to adhere to the promotional terms of the agreement. The agreements are recorded as a prepaid consulting expense upon the commencement of the agreement and expensed each quarter for the duration of the agreement. The amount to be determined for the consulting expense is determined based upon the options issued using the Black-Scholes model. Since the exercise window for these options is so short, the amount of the consulting expense is recorded as the difference between the exercise price and the market price as of the date of issuance.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740 “Income Taxes”.: Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

Segment Information

Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which is now codified as ASC 280 “Segment Reporting”.  The Company identifies its operating segments based on business activities, management responsibility and geographical location. During the period covered by these financial statements, the Company operated in a single business segment engaged in developing selected healthcare products.

Earnings (Loss) per Share

The Company computes net income per share in accordance with ASC Topic 260, “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”).  Under the provision of SFAS No. 128 and SAB 98 basic net income (loss) per share is calculated by dividing net income (loss) available to common stockholders for the period by the weighted average shares of common stock of the Company outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. The calculation of diluted income (loss) per share of common stock assumes the dilutive effect of stock options and warrants outstanding. During a loss period, the assumed exercise of outstanding stock options and warrants has an anti-dilutive effect. Therefore, the outstanding stock options were not included in the December 31, 2010 and 2009 calculations of loss per share.

Use of Estimates

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period.  Actual results could differ significantly from those estimates.

Reclassifications

Certain reclassifications may have been made to the prior year financial statements to conform to the current period presentation.

Long-Lived Assets

Property, plant and equipment, including significant improvements, are stated at cost. Expenditures for maintenance and repairs are charged to operating expenses as incurred. When properties are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in results of operations.

Depreciation and amortization expense is recorded on a straight-line basis over the estimated useful life of the asset as listed below:

Asset Category	Useful Lives

Machinery and equipment	3 to 15 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of leasehold improvement life or remaining term of lease

The Company reviews the carrying value of the long-lived assets periodically to determine if facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Among the factors the Company considers in making the evaluation are changes in market position and profitability. If facts and circumstances exist which may indicate impairment, the Company will prepare a projection of the undiscounted cash flows of the asset group and determine if the long-lived assets are recoverable based on these undiscounted cash flows. If impairment is indicated, an adjustment will be made to reduce the carrying amount of these assets to their fair value.

Intangible assets include patents and trademarks, which are valued at acquisition through independent appraisals. Debt issuance costs are amortized over the terms of the various agreements. Patents and trademarks are amortized on a straight-line basis over periods varying from 7 to 40 years.

In 2007, the Company acquired a 62.2% interest in Clear Image, Inc. (“Clear Image”).  Clear Image was a privately held company and was conducting research and development on Color MRI Technology.  Clear Image was not able to secure the funding needed to keep this research and development going into the future.   Clear Image had expensed the research and development costs in accordance with accounting standards in effect at the time. The Company believed it to be advantageous to acquire a controlling interest in Clear Image and keep the technology in development rather than starting all over again.  The Company exchanged approximately 8.2 million of its common shares which were trading between $0.40 and $0.50 at the time of acquisition.  To arrive at a value for the Color MRI Technology the Company and Clear Image determined the amount of funding provided for the research and development of this technology by looking at the amount expended from 1999 until the acquisition date.  The value of the Company’s stock exchanged for the controlling interest exceeded those expensed amounts by approximately $23,000 which was recorded as goodwill because there were no other assets to value.

Fair Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

• Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

• Level 3: Unobservable inputs reflecting the Company’s assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available. The following are the major categories of liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, using quoted prices in active markets for identical liabilities (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):
	December 31, 2010
	Total	Level 1	Level 2	Level 3
Derivative instruments:
Embedded Derivative liability	$160,659	$—	$160,659	$	---

The Company's financial instruments consisted primarily of cash, accounts receivable, prepaids, accounts payable, accrued liabilities, and short term debt. The carrying amounts of the Company's financial instruments generally approximated their fair values as of December 31, 2010 and 2009, respectively, due to the short-term nature of these instruments.

Derivative Liabilities

Fair value accounting requires bifurcation of embedded derivative instruments such as conversion features in convertible debt or equity instruments, and measurement of their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black-Scholes option-pricing model. In assessing the convertible debt instruments, management determines if the convertible debt host instrument is conventional convertible debt and further if there is a beneficial conversion feature requiring measurement. If the instrument is not considered conventional convertible debt, the Company will continue its evaluation process of these instruments as derivative financial instruments.

Once determined, derivative liabilities are adjusted to reflect fair value at each reporting period end, with any increase or decrease in the fair value being recorded in results of operations as an adjustment to fair value of derivatives. In addition, the fair value of freestanding derivative instruments such as warrants, are also valued using the Black-Scholes option-pricing model.

Subsequent Events

On February 24, 2011, the Company entered into a convertible promissory note of up to $1,050,000 (the “Note”) and a registration rights agreement with one accredited investor.  Pursuant to the terms of the Note, it is anticipated that the Company will receive  $210,000 within three business days of the Closing Date;  $90,000 within three business days of filing a registration statement on Form S-1 with the U.S. Securities & Exchange Commission provided that the Form S-1 is filed no later than ten  days after the Company files its Annual Report on Form 10-K for the year ended December 31, 2010; $250,000 within three  business days of the Company receiving notice from the SEC of the Form S-1’s effectiveness, provided that such notice is received within 120 days of Closing Date;  $250,000 within 90 days of the Company receiving the Effectiveness Notice; and  $250,000 within 140 days of the Company receiving the Effectiveness Notice.

The Note bears a one-time interest rate of eight percent and has a maturity date of February 24, 2013.  Prepayment under the Note is not permitted, unless approved by the investor.  Under the terms of the Note, the investor is entitled, at its option, to convert all or part of the principal amount and accrued interest into shares of the Company’s common stock at a conversion price equal to seventy percent of the lowest closing price of the common stock in the twenty trading days immediately prior to the conversion, subject to adjustment in certain circumstances.

The Note is subject to various default provisions and the occurrence of such an event of default will cause the outstanding principal amount under the Note, together with accrued and unpaid interest and all other amounts payable under the Note, to become immediately due and payable to the investor.

New Accounting Standards

The Financial Accounting Standards Board (“FASB”) periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting.  Management has reviewed the recently issued pronouncements and concluded that the following new accounting standards are potentially applicable to the Company.

In April 2010, the FASB issued Accounting Standards Update (“ASU)”), No. 2010-12, “Accounting for Certain Tax Effects of the 2010 Health Care Reform Acts.  The purpose of this update is to indicate that the signing dates of the Health Care and Education Reconciliation Act of 2010, signed March 30, 2010, and the Patient Protection and Affordable Care Act, signed March 23, 2010, should be considered as a single date for determining the effect, if any, on an issuer’s accounting for income taxes.  This ASU amends the FASB Accounting Standards Codification (“ASC”) Income Taxes (Topic 740).

In April 2009, the FASB issued Staff Position No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies.” The Staff Position amends SFAS No. 141(R), “Business Combinations,” to require an acquirer to recognize at fair value at acquisition date an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition date fair value of that asset or liability can be determined during the measurement period.  The Staff Position is effective for business combinations with an acquisition date on or after December 15, 2008. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In April 2009, the FASB issued Staff Position No. 157-4, “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly.” The Staff Position provides guidance for making fair value measurements more consistent with the principles presented in SFAS No. 157, “Fair Value Measurements.” The Staff Position relates to determining fair values when there is no active market or where the inputs being used represent distressed sales. The Staff Position is effective for interim and annual periods ending after September 15, 2009, but entities may early adopt the Staff Position for the interim and annual periods ending after March 15, 2009. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations, or its cash flows.

In April 2009, the FASB issued Staff Position No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” The purpose of this Staff Position is to enhance consistency in financial reporting by increasing the frequency of fair value disclosures. The Staff Position relates to assets and liabilities that are not currently disclosed on the statement of financial position at fair value. These financial instruments are currently disclosed at fair value in the notes to the financial statements on an annual basis only.  This Staff Position provides for these fair value footnote disclosures to be made at interim periods, also.  The Staff Position is effective for interim and annual periods ending after September 15, 2009, but entities may early adopt the Staff Position for the interim and annual periods ending after March 15, 2009.  The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations, or its cash flows.

In April 2009, the FASB issued Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairment.” The purpose of this Staff Position is to bring greater consistency to the timing of impairment recognition and greater clarity regarding disclosures to investors regarding the cash flows, credit losses and aging of securities with unrealized losses. The Staff Position is effective for interim and annual periods ending after September 15, 2009, but entities may early adopt the Staff Position for the interim and annual periods ending after March 15, 2009.  The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations, or its cash flows.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140” (“SFAS No. 166”). SFAS No. 166 amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 166 improves the comparability of information that a reporting entity provides regarding transfers of financial assets and the effects on its financial statements. SFAS No. 166 is effective for interim and annual reporting periods ending after November 15, 2009. The Company is currently evaluating the effect that SFAS No. 166 will have on its financial statements.

In June 2009, the FASB issued SFAS No. 167, (ASU 2009-17) “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 amends FIN No. 46(R), “Consolidation of Variable Interest Entities” and changes the consolidation guidance applicable to a variable interest entity. Among other things, it requires a qualitative analysis to be performed in determining whether an enterprise is the primary beneficiary of a variable interest entity. SFAS No. 167 is effective for interim and annual reporting periods ending after November 15, 2009. The Company is currently evaluating the effect that SFAS No. 167 will have on its financial statements.

In June 2009, the FASB issued SFAS No. 168, (ASU 2009-01) “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles a Replacement of FASB Statement No. 162” (“SFAS No. 168”). SFAS No. 168 replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with generally accepted accounting principles. SFAS No. 168 is effective for interim and annual reporting periods ending after September 15, 2009. On September 30, 2009, the Company adopted SFAS No. 168, which has no effect on the Company’s financial statements as it is for disclosure purposes only.

In May 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 establishes the period in which management of a reporting entity should evaluate events and transactions for recognition or disclosure in the financial statements. It also describes the circumstances under which an entity should recognize events or transactions that occur after the balance sheet date. SFAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009. The Company does not expect the adoption of  SFAS No. 165  to have a material effect on its financial statements and related disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Date of Management’s Review

Subsequent events have been evaluated through March 25, 2011, the date the financial statements were available to be issued.

NOTE 2 - UNCERTAINTIES

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the development stage and has not established sources of revenues to fund the development of business and pay operating expenses, resulting in a cumulative net loss of $(25,451,751) for the period from inception (August 16, 1996) to December 31, 2010. The ability of the Company to continue as a going concern during the next year depends on the successful completion of the Company’s capital raising efforts to fund the development of its retractable safety syringe. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 - MAXXON/GLOBE JOINT VENTURE AGREEMENT

On November 3, 2005, Maxxon and Globe Med Tech, Inc. entered into a definitive joint venture agreement to patent, develop, manufacture, market and distribute safety needle products throughout the world. Maxxon and Globe each own 50% of the joint venture. Maxxon contributed its safety syringe technology and patent rights related thereto and Globe contributed its safety syringe IV catheter and patent rights related thereto. In connection with the agreement, Maxxon issued restricted shares of its common stock, valued at $625,066, to Globe. Subsequent to December 31, 2006, the Company ended the joint venture and cancelled the shares of common stock and options that were issued to Globe pursuant to the agreement. On March 1, 2007, the Company filed a lawsuit in the District Court of Tulsa County, Oklahoma against Globe Med Tech, Inc. to rescind, terminate and seek monetary damages for the non-fulfillment and breach of a joint venture agreement entered into November 3, 2005 and other related agreements, in addition to an accounting of expenditures of funds under the terms and provisions of the agreements. On May 11, 2007, a partial default judgment against Globe was granted by the District Court of Harris County, Texas. The partial default judgment as to liability only was granted with respect to the Company’s causes of action against Globe for breach of contract, conversion and common law fraud with respect to the Company’s Original Petition and Application for Temporary and Permanent Injunctions against Globe on January 30, 2007. On August 13, 2007, the Company was granted a final default judgment for permanent injunctive relief and for damages in the amount of $14,029,000 against Globe. Globe has appealed the judgment. On November 23, 2007, the Court signed an order granting Globe’s Motion for New Trial and setting aside the Final Default Judgment entered in favor of the Company on August 13, 2007.

On October 29, 2008, the Company filed a lawsuit in the district court of Harris county Texas, a lawsuit for fraud and contempt of court for Globe Med Tech and Andy Hu individually. In response, Globe filed a motion to stay the lawsuit based upon the forum selection clause in the joint venture agreement between RMC and Globe which provides that the exclusive forum for all disputes relating to the Joint Venture Agreement shall be Oklahoma state court/Tulsa County. Due to the Texas state district’s court’s backlog of cases and the withdrawal of Globe and Hu’s counsel, the motion to stay was not heard until May 1, 2009. The motion was granted as to Globe; however, Hu did not join in the motion and, after the May 1st hearing, filed a separate motion to stay, based upon the same grounds as Globe’s motion. Hu’s motion to stay was denied at a May 8th hearing. Accordingly, RMC intends to proceed with discovery with respect to its claims against Hu, including without limitation obtaining the deposition of key witnesses.

On July 15, 2010, the deposition of Andy Hu finally took place in Tulsa, OK. After reviewing the full transcript of this deposition, the Company believed there was enough strong evidence to move directly with a summary judgment filing with the District Court of Tulsa County, OK.  The Company’s attorneys, Parks and Beards, filed this summary judgment with the District Court of Tulsa County, OK on August 31, 2010.  The Company is scheduled for a summary judgment hearing on April 15, 2011. The Company expects a full or partial judgment ruling at this hearing.

NOTE 4 - OTHER COMMITMENTS AND CONTINGENCIES

Employment Agreement with Rondald L. Wheet, CEO

Effective March 31, 2008, the Company and Mr. Wheet, our CEO, entered into a three (3) year employment agreement. The agreement provides for an annual salary of $225,000. He is responsible for the Company’s substantive and financial reporting requirements of the Securities Exchange Act of 1934, as amended, and is specifically allowed to hire any and all professionals necessary to assist that process. The Company will provide him with all reasonable and customary fringe benefits, including, but not limited to, participation in pension plans, profit sharing plans, employee stock ownership plans, stock option plans (whether statutory or not), stock appreciation rights plans, hospitalization, medical dental disability and life insurance, car allowance, vacation and sick leave. The Company will reimburse of all his reasonable and necessary travel, entertainment or other related expenses incurred by him in carrying out his duties and responsibilities under the agreement. The Company will also provide him with a cell phone, suitable office space, and membership dues in professional organizations and for any seminars and conferences related to Company business.

Mr. Wheet may elect, by written notice to the Company, to terminate his employment with continued pay through the employment agreement term if (i) the Company sells all of its assets, (ii) the Company merges with another business entity with a change in control,(iii) more than 50% of the outstanding stock is acquired by a third party, (iv) the Company requires Mr. Wheet to relocate or assigns duties not commensurate with his position as CEO, (v) Mr. Wheet is removed from the Board of Directors and (vi) the Company defaults in making payments required to Mr. Wheet under this agreement. For two years following his resignation or termination, Mr. Wheet will not work for or provide any services in any capacity to any competitor and will not solicit any of the Company’s customers or accounts.

Employment Agreement with Thomas O’Brien, President

Effective October 26, 2009, the Company and Mr. O’Brien, our President, entered into a three (3) year employment agreement. The agreement provides for an annual salary of $180,000. As of December 31, 2010, the Company owed Mr. O’Brien $126,225 pursuant to his prior employment agreement.  He is responsible for the administration, supervision, management and control of the business development of the Company, including the research, development, manufacture, marketing and sales of its current products and such future products as may be added to the Company’s business from time to time. The Company will provide him with all reasonable and customary fringe benefits, including, but not limited to, participation in pension plans, profit sharing plans, employee stock ownership plans, stock option plans (whether statutory or not), stock appreciation rights plans, hospitalization, medical dental disability and life insurance, car allowance, vacation and sick leave. The Company will reimburse of all his reasonable and necessary travel, entertainment or other related expenses incurred by him in carrying out his duties and responsibilities under the agreement. The Company will also provide him with a cell phone, suitable office space, and membership dues in professional organizations and for any seminars and conferences related to Company business.

Mr. O’Brien may elect, by written notice to the Company, to terminate his employment with continued pay through the employment agreement term if (i) the Company sells all or substantially all of its assets, (ii) the Company merges with another business entity with a change in control,(iii) more than 50% of the outstanding stock is acquired by a third party, (iv) the Company requires Mr. O’Brien to relocate or assigns duties not commensurate with his position as the President, (v) Mr. O’Brien is removed from the Board of Directors and (vi) the Company defaults in making payments required to Mr. O’Brien under this agreement. For two years following his resignation or termination, Mr. O’Brien will not work for or provide any services in any capacity to any competitor and will not solicit any of the Company’s customers or accounts.

Mutual Release and Settlement Agreement with Former Chief Executive Officer

On April 8, 2008, the Company entered into a Memorandum of Understanding with its former CEO to settle an outstanding obligation through the issuance of its common stock on a quarterly basis commencing May 8, 2008, for one year. The value of the issuance of the common stock will be determined by the market value of the ten day average price at the time of each quarterly issuance of common stock.   During 2008, the Company issued 271,491 shares at a total value of $133,030 to partially repay this debt.

The agreement reached with the Commission on behalf of Gifford Mabie specifies that the Company is to periodically issue shares to the special account for Gifford Mabie in order that 2,500 shares can be sold each day the market is open until the liability is satisfied. On December 14, 2010, the Company issued 400,000 shares toward the satisfaction of the outstanding liability of $924,568. The value of the shares and the reduction in the liability for this settlement is based upon taking the 10 day average share price following the date of issuance. This valuation, based upon 46 cents per share, reduced the amount of the liability remaining by $184,000 to $740,568.  The remaining liability will be adjusted each quarter based upon the actual share price each day that shares are sold from the account.  A new valuation for the stock in the account but not yet sold will be taken each quarter based upon the 10 day average price prior to the end of each quarter.

Amounts Due Pursuant to Employment and Consulting Agreements

As of December 31, 2010, the Company had accrued approximately $246,225 pursuant to employment agreements. Although the Company plans to settle these amounts, there is no assurance that its efforts to settle will be successful. No litigation related to these previous employment agreements has been initiated or threatened. There is no assurance, however, that such litigation will not be initiated in the future.

Patent Applications for the Company’s Retractable Safety Syringes

The Company owns one (1) published patent on its Auto Retractable Vacuum RevVac safety syringe issued in January 2005 and one (1) published patent on its safety blood drawing device issued in June 2003. In January 2009, a second patent for the RevVac auto retractable vacuum safety syringe was issued by the U.S. patent office and published in April 2009 related to the Globe/Revolutions Medical Joint Venture. The Company has 50% ownership of this patent and is awaiting the Tulsa County, Oklahoma District Court’s decision on its ownership of the entire patent. The Company also filed international patent protection rights regarding the RevVac Auto Retractable Vacuum Safety Syringe in the following countries: Australia, China, Japan, Taiwan, Mexico, Canada and several countries in Europe.

The Company is also engaged in the development of technology which can segment and reference MRI images.  By “segmenting” an image, the Company’s technology will let the user select a part of the image (bone, fluid, tissue) and render that selection in three dimensions.  Essentially, different components of an image are given different colors and the user can choose the color or colors to be studied, thus eliminating those portions colored with the colors being discarded.  By “referencing” the image to a data base, the user can obtain similar, identified images to aid the user in interpretation of the image being studied.  The Company currently owns four (4) separate patent applications, filed in June of 2007, each of which received USPTO office actions during 2010.  Revolutions Medical expects to receive issuances or additional office actions on some if not all of these patents over the next 12 months.

AMOUNTS DUE TO CONSULTANTS

None.

NOTE 5 - PREFERRED STOCK AND COMMON STOCK TRANSACTIONS

PREFERRED STOCK

Shares Outstanding: Currently, 1,500,000 shares of preferred stock (“Preferred Stock”) are outstanding. Rondald L. Wheet, our Chairman and Chief Executive Officer, owns 1,000,000 shares of Series 2006 Preferred Stock and Tom O’Brien, our President, owns 500,000 shares of Series 2009 Preferred Stock.

Dividends: The holder of the Preferred Stock is entitled to receive, ratably, dividends when, as and if declared by the board of directors out of funds legally available therefore. If any dividend or other distributions are declared on our common stock, then a dividend or other distribution must also be declared on the outstanding Preferred Stock at the same time and on the same terms and conditions, so that each holder of Preferred Stock will receive the same dividend or distribution such holder would have received if the holder had converted his Preferred Stock as of the record date for determining stockholders entitled to receive such dividend or distribution.

Liquidation Preference: In the event of the liquidation, dissolution or winding up, the holders of Preferred Stock are entitled to receive a liquidation preference of $0.001 for each share of Preferred Stock prior to payment being made to any junior stock.

Conversion: The holders of Preferred Stock may convert each share into 1 share of common stock.

Preemption: The holders of Preferred Stock have no preemptive rights and they are not subject to further calls or assessments.

Voting Rights: The holders of Preferred Stock are entitled to 125 votes for each share of common stock into which their Preferred Stock is then convertible (currently 1 share), voting together with our common stock as a single class. Cumulative voting is not permitted. Upon conversion of a share of Preferred Stock, each share of common stock issued upon the conversion will be entitled to only one (1) vote per share.

Redemption: There are no redemption or sinking fund provisions applicable to the Preferred Stock.

BLANK CHECK PREFERRED STOCK

The Company’s Articles of Incorporation authorize its board of directors to establish one or more additional series of preferred stock and to determine, with respect to any such series of preferred stock, its terms and rights, including: the designation of each series; the voting powers, if any, associated with each such series whether dividends, if any, will be cumulative or noncumulative and the dividend rate of each series; the redemption rights and price or prices, if any, for shares of each series; and preferences and other special rights, if any, of shares of each series in the event of any liquidation, dissolution, or distribution of the Company’s assets.

2010 COMMON STOCK TRANSACTIONS

During the year ended December 31, 2010, 150,000 shares of common stock were issued as option holders exercised their options to purchase common stock receiving proceeds of $37,500.  4,810,287 shares were issued to third party investors and investors under the terms of a stock subscription agreement. The Company received proceeds of $2,136,016 in connection with these share issuances. The company also granted 1,989,000 waarants during 2010 under the terms of the stock subscription agreement. 117,400 shares were excercised from these warrants with the Company receiving proceeds of $58,700.

Also during the year ended December 31, 2010, the Company issued an additional 2,194,890 shares of common stock with a total value of $560,773 in lieu of cash as payment for outside services.

During the year, the Company converted 399,441 shares of common stock for $175,000 under the terms of a convertible debt agreement.

During the year, the Company converted 271,491 shares of common stock for $175,000 under the terms of a convertible debt agreement.

2009 COMMON STOCK TRANSACTIONS

During the year ended December 31, 2009, 2,546,250 shares of common stock were issued as option holders exercised their options to purchase common stock and 1,523,118 shares were issued to third party investors. The Company received proceeds of $349,700 in connection with these share issuances.

Also during the year ended December 31, 2009, the Company issued an additional 630,000 shares of common stock with a total value of $329,300 in lieu of cash as payment for outside services.

During the year ended December 31, 2009, the Company sold 2,982,000 shares at twenty-five cents per share under a stock subscription agreement and had raised $758,000.

NOTE 6 - STOCK OPTIONS AND WARRANTS OUTSTANDING

The following tables summarize information about the stock options and warrants outstanding at December 31, 2010:

	OPTIONS	WARRANTS	TOTAL	WEIGHTED AVERAGE EXERCISE PRICE

Balance at December 31, 2009	12,348,750		12,348,750	$0.16
Granted	636,000	1,989,000	2,625,000	0.50
Exercised	(150,000)	(117,400)	(267,400)	0.50
Expired/Forfeited	-

BALANCE AT DECEMBER 31, 2010	12,834,750	1,871,600	$14,706,350	0.21

	OPTIONS OUTSTANDING			EXERCISABLE
Range of Exercise Price	Number Outstanding at December 31,2010	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2010	Weighted Average Exercise Price
OPTIONS
0.08 - 0.25	9,453,750	1.00	$0.08	9,453,750	$0.08
0.26 - 1.00	3,381,000	3.34	0.54	3,381,000	0.54
1.00-10.00

	12,834,750			12,834,750

NOTE 7 - RELATED PARTY TRANSACTIONS

In connection with the acquisition of Clear Image Acquisition Corp. by the Company, Rondald L. Wheet, Chairman and Chief Executive Officer, received 2,286,000 shares of restricted Company common stock.  Dr. Beahm, a Director, received 1,599,125 shares of restricted RevMed common stock, and Mr. O’Brien, a Director, received 1,645,625 shares of restricted the Company common stock.  Mr. Wheet and Mr. O’Brien were directors and shareholders and Dr. Beahm was a shareholder of Clear Image Acquisition Corp. prior to its acquisition by the Company.

NOTE 8 - REVERSE STOCK SPLIT

On January 18, 2007, the Company’s name changed from Maxxon, Inc. to Revolutions Medical Corporation and the Company’s common stock was reverse split on a 20 to 1 basis which changed the number of outstanding shares of common stock from 145,560,798 to 7,272,972. The number of authorized shares of common stock was not affected by the reverse stock split and remains at 250,000,000 shares.

NOTE 9 - ACQUISITION OF CLEAR IMAGE ACQUISITION CORP

In December 2008, the Company acquired the minority interest of Clear Image Acquisition Corporation (“Acquisition Corp”). The Company had previously acquired 62.2% of Acquisition Corp as part of the acquisition of Clear Image, Inc. (“Clear Image”) in March 2007. The purchase price for the remaining minority interest of Acquisition Corp, excluding transaction costs, included a stock payment of 12,208 shares at closing.

On March 26, 2007, the Company completed the acquisition of Clear Image Acquisition Corporation (“Acquisition Corp.”) in exchange for 8,273,788 shares of RevMed common stock. Acquisition Corp is a company that was formed by certain shareholders of Clear Image, Inc. (“Clear Image”) in order to assemble a control block of the shares of Clear Image for the purposes of such a transaction. The sole asset of Acquisition Corp was a block of 8,260,139 shares of the Common Stock of Clear Image, a development stage company which is developing certain proprietary and patent pending technology related to color MRI scans. The block of Clear Image shares owned by Acquisition Corp represented 62.2% of Clear Image’s outstanding common stock. By acquiring Acquisition Corp, RevMed has acquired control of Clear Image, Inc. as a partially-owned subsidiary.

In determining the number of shares to be exchanged by RevMed for the shares of Clear Image shares held by Acquisition Corp., the Board based the transaction value on the funds expended by Clear Image for the color MRI technology in its then current state, using a value of Forty Cents ($.40) per share, which was the average market value when the acquisition agreement was signed in January, 2007. During the third quarter of 2007, it was determined that the accounting treatment for the transaction should be accounted for in accordance with FASB Interpretation No. 4. “Applicability of FASB Statement No.2 to Business Combinations Accounted for by the Purchase Method” and Statement of Financial Accounting Standards No. 2 “Accounting for Research and Development Costs.” which require research and development costs to be expensed if there are no alternative uses. Accordingly, the Company recorded goodwill of $23,274 and an expense of $3,309,515.

The shareholders of Acquisition Corp. did not receive a larger portion of the voting rights in RevMed, the surviving company, because of RevMed’s outstanding preferred stock (See Note 5. “Preferred Stock and Common Stock Transactions”), so the transaction did not require the use of recapitalization or reverse merger accounting. RevMed plans to pay the minimal costs of Acquisition Corp’s liquidation and dissolution.

Prior to RevMed’s acquisition of Acquisition Corp., RevMed’s officer and directors were directors and shareholders of Clear Image, Inc. and, along with other shareholders, contributed their Clear Image shares to Acquisition Corp. In connection with RevMed’s acquisition of Acquisition Corp., Ron Wheet, RevMed’s CEO and a Director, received 2,286,000 shares of RevMed restricted common stock;Dr. Beahm, a Director, received 1,599,125 shares of RevMed restricted common stock; and Mr. O’Brien, a Director, received 1,645,625 shares of RevMed restricted common stock.

NOTE 10- Convertible Debt

On October 19, 2010, the Company issued an 8% secured convertible note (the “October 2010 Note”) in the amount of $125,000 to Asher Enterprises, Inc. (“Asher”).  The principal and accrued interest is payable on July 21, 2011, or such earlier date as defined in the agreement.  The note is convertible by Asher at any time after the six month anniversary of the issue date and by the Company at any time after issue with conversion periods as defined in the agreement.  The note is convertible into shares of the Company’s common stock at a price of 55% of the average of the three lowest trading prices of the stock during the ten trading day period ending one day prior to the date of conversion.  Asher is not entitled to convert any portion of an October 2010 Note to the extent that the shares to be issued in connection therewith would cause Asher’s beneficial ownership of the Company’s common stock to exceed 4.99% of the outstanding shares of the Company’s common stock.  Because of the operation of the floating conversion price and the limitation on the ability of Asher to convert as described above, the Company is unable to determine at any time that number of shares into which Asher could convert the October 2010 Note.

The October 2010 Note contains customary representations and warranties, customary affirmative and negative covenants, customary anti-dilution provisions, and customary events of default that entitle Asher to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the October 2010 Note.  A default on the October 2010 Note could lead to certain penalties, including an obligation to (a) pay all of the following, plus an additional 50% of (i) default interest, (ii) other monetary penalties, and (iii) the outstanding balance on the October 2010 Note currently has a balance of $125,000.

Asher is entitled to have all shares issued upon conversion of the October 2010 Note listed upon each national securities exchange or other automated quotation system, if any, upon which shares of the Company’s common stock are then listed.

The Company accounts for the fair value of the conversion features in accordance with ASC Topic No. 815-15 “Derivatives and Hedging; Embedded Derivatives” (“Topic No. 815-15”).  Topic No. 815-15 requires the Company to bifurcate and separately account for the conversion features as an embedded derivative contained in the Company’s convertible debt.  The Company is required to carry the embedded derivative on its balance sheet at fair value and account for any unrealized change in fair value as a component of results of operations.  The Company valued the embedded derivative using the Black-Scholes pricing model.  The fair value upon issuance of the October 2010 Note of $173,299.87 was recorded as a derivative liability.  A discount to the convertible debt principal was recorded for $125,000 and a derivative expense was recorded for $48,299.87.  Amortization of debt discount amounted to $33,181.82 for the three months ended December 31, 2010.  As of December 31, 2010, the Company recognized a gain in the fair value of the embedded derivative of $12,640.81 and reduced the embedded derivative liability by this same amount.  The derivative liability in the October 2010 Note will be revalued each reporting period using the Black-Scholes model.

The Black-Scholes model was valued with the following inputs:

•
Stock Price – The Stock Price was based on the average closing price of the Company’s common stock in the three days prior to the valuation date.  The valuation date can either be the date of issuance of the convertible debt note or the last day of a reporting period (the “Valuation Date”).  Stock prices ranged from $0.45 to $0.47 in this period with an average stock price of $0.46.

•	Variable Conversion Price – The variable conversion price was based on 55% of the average of the three lowest stock prices out of the last 10 trading days prior to the Valuation Date.

•	Time to Maturity – The time to maturity was determined based on the length of time between the Valuation Date and the maturity of the debt.

•
Risk Free Rate – The risk free rate was based on the one year treasury note rate as of the Valuation Dates with term commensurate with the remaining term of the debt.  The risk free rate as of the commitment date was 0.22%.

•	Volatility – The volatility was based on the historical volatility of the Company.

NOTE 11 - Restatement of Form 10-K

The following table indicates the adjustments that were made to the balance sheet as a result of the corrections for the Gifford Mabie settlement, the convertible debt bifurcation and the par value treatment of the Treasury Stock Reserved. The embedded derivative is included in current liabilities based upon the 12/31/2010 value. Notes payable is increased by $100,000 for the correct amount of debt satisfied through the Asher Enteprises conversion. Notes payable is increased for $316,000 to record the correct amount of debt satisfied through the issuance of 400,000 shares toward the Gifford Mabie settlement on December 14, 2010. Treasury stock is reduced from the number of shares issued to par value.Paid in capital is reduced by the $100,000 corection of convertible debt conversion, the $316,000 toward the Gifford Mabie liability and the $967,859 from the Treasury Stock reserved. The accumulated deficit is increased by $68,841 due to the additional expenses resulting from the bifurcation and valuation of the embedded derivative within the October convertible debt agreement with Asher Enterprises.

	12/31/2010	Adjustments		12/31/2010 As Restated
CURRENT LIABILITIES
AP and Accrued Liabilities	399,151	-	--	399,151
Accrued Salaries	246,225	-	2	246,255
Embedded Derivative Liability	-	160,659		160,659
Notes Payable and Accrued Interest	450,891	324,182		775,073
Total Accounts Payable & Accrued Liabilities	1,096,267			1,581,108

Total Liabilities	1,096,267	-		1,158,108

Preferred Stock	1,500	-		1,500
Common Stock	42,869			42,869
Treasury Stock	(968,828)	967,859		(969)
Paid In Capital	26,445,130	(1,383,859)		25,061,271
Accumulated Deficit	(25,382,910)	(68,841)		(25,451,751)
	137,761			(347,080)

The following table indicates the adjustments that were made to the Statements of Operations as of 12/31/2010.  Other income was increased by $12,641 as a result of the gain in fair value from the embedded derivative. Interest expense was increased by $33,182 as a result of the increase interest expense of the convertible debt agreement following bifurcation. The embedded derivative expense was recognized for $42,299 from the initial recording of the convertible debt.

	12/31/2010	Adjustment	Restated
Other Income	-	12,641	12,641
Interest Expense	8,489	33,182	41,671
Embedded Derivative Expense	-	48,299	48,299